Skadden, Arps, Slate, Meagher & Flom llp One Manhattan West New York, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com CONFIDENTIAL June 29, 2022

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BY EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Cara Wirth

Donald Field

Blaise Rhodes

Linda Cvrkel

Re:	GPB Holdings II, LP Registration Statement on Form 10-12G Filed May 13, 2022 File No. 000-56442

Ladies and Gentlemen:

On behalf of GPB Holdings II, LP (the "Company"), set forth below are the Company's responses to the comments of the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") contained in the Staff's comment letter dated June 8, 2022 with respect to the draft registration statement on Form 10-12G (File No. 000-56442) that was filed with the Commission on May 13, 2022 (the "Registration Statement"). For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment. All references to page numbers and captions (other than those in the Staff's comments or stated otherwise) correspond to the page numbers and captions in the Revised Registration Statement (as defined below).

Securities and Exchange Commission
June 29, 2022

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the above-referenced Draft Registration Statement on Form 10-12G (the "Revised Registration Statement") with the Commission via the Commission's EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing, via email, to the Staff copies of this letter and the Revised Registration Statement, which has been marked to indicate the changes from the Registration Statement, as filed with the Commission on May 13, 2022.

Registration Statement on Form 10-12G

Item 1. Business, page 7

1.	We note your statement on page 12 regarding your Technology-Enabled Services that "Management believes that the expertise and experience of the investment team in this segment will provide the greatest returns for the Limited Partner." Please disclose who is on the "investment team," describe their qualifications, and elaborate on what you mean by "greatest returns." Additionally, please revise to balance any discussion of your recent net income or losses and any material events which have caused your recent results to deviate from historical trends.

Response: In response to the Staff's comment, the Company has revised page 14 of the Revised Registration Statement to disclose the members of the investment team and their qualifications. The Company has also revised page 14 of the Revised Registration Statement to clarify the sentence that previously referenced providing the "greatest returns." Additionally, the Company has revised its disclosure on pages 47–49, 52, 53 and 55–57 to describe the material events which have caused its recent results to deviate from historical trends.

2.	Please revise to include an organizational chart that depicts the structure of your company, including the percentage interests that you have acquired in each of your portfolio companies. In this regard, we note the phrases "controlling interests" and "non-controlling equity investments." For each portfolio company, please revise to quantify the percentage acquired so investors appreciate the interest held in each company.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 12 of the Revised Registration Statement to include an organizational chart depicting the structure of the Company, including the percentage interests held in each portfolio company as of June 2022.

Appointment of Monitor, page 8

3.	We note that the EDNY Court in the SEC Action appointed an independent monitor over GPB. Please revise to discuss in greater detail why the EDNY Court appointed a monitor. Please include enough detail so that investors can fully understand why a monitor has been appointed over the company's business and operations.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 8, 40, 64, 65, 84 and 85 of the Revised Registration Statement to discuss the monitor appointment in greater detail.

4.	We note your statement here and in the Management's Discussion and Analysis of the Results of Operations and Financial Condition regarding the impact of COVID-19. Please revise to discuss the key economic factors and impact of COVID-19, and known trends and uncertainties, on your revenues and costs during the applicable periods. In this light, please specifically discuss the impact on your Healthcare IT portfolio and how the COVID-19 restrictions contributed to a decline in Erus' solar system installations. Please refer to CF Disclosure Guidance Topics Nos. 9 and 9A.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 10, 42 and 43 of the Revised Registration Statement to discuss the impact of COVID-19 in further detail, addressing the impact on the Healthcare IT portfolio and the impact on Erus' business.

Securities and Exchange Commission
June 29, 2022

Item 1A. Risk Factors, page 19

5.	We note various risk factors that suggest that a number of scenarios or outcomes "may" or "could" occur. To the extent that you have historically experienced any scenario mentioned in your risk factors, for example if you have experienced supply chain disruptions with respect to any of Erus' system components or experienced any cyberattacks, please revise to state as much and quantify the material costs or expenses associated with such event(s) and describe the extent to which they have impacted your operations.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 25, 30–33, 36, 39, 40 and 43 of the Revised Registration Statement to further discuss risks experienced by the Company related to supply chain issues and delays for system components experienced by Erus, increased cybersecurity risks and the actions taken to mitigate them, inflationary pressures experienced by the Company, the diversion of management’s attention from the day-to-day operations of the Partnership experienced by the Company related to its dispositions and new developments related to the Company’s Monitorship, and the extent to which each scenario has impacted the Company’s operations.

6.	We note the description of your discontinued operations and dispositions starting on page 17 and separately, your strategy to continue considering strategic transactions such as spinoffs, sales of portfolio companies, or the sale of a business line. Please revise your risk factors to reflect any material risks associated with your discontinued operations and dispositions and how such issues may impact operations, for example, sales may be delayed, management's attention may be diverted from current operations, etc. To the extent that your monitor has authority to approve or deny such transactions, please revise to state as much.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 36 of the Revised Registration Statement to reflect the material risks to the Company associated with its discontinued operations and dispositions and the impact on operations. We further note for the Staff that the monitor does have authority to approve or deny such transactions and have revised the disclosure on pages 36 and 40 to so state.

7.	We note the limited number of customers in your Technology-Enabled Services (page 24) and the limited number of suppliers for your solar system components. To the extent you have material contracts with such customers and suppliers, please revise in an appropriate place, to include a description of the material terms and file the agreements as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment and notes that no single customer or supplier accounted for more than 5% of the Company's total revenue for the year ended December 31, 2021 or the three months ended March 31, 2022 and as such, there are no material contracts with such customers or suppliers that would be required to be disclosed under Item 601(b)(10) of Regulation S-K.

8.	If recent inflationary pressures have materially impacted your operations, please identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 3, 32 and 43 of the Revised Registration Statement to identify the types of inflationary pressures faced by the Company and the effects of such pressures on the Company's business.

Securities and Exchange Commission
June 29, 2022

"The Conflict between Russia and Ukraine … ", page 29

9.	We note your risk factor regarding the current conflict between Russia and Ukraine. To the extent that you have experienced the effects of the conflict, please revise to state as much. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 3, 25, 32, 39 and 43 of the Revised Registration Statement to remove the general risk factor related to the current conflict between Russia and Ukraine and identify the specific risk to the Company as a result of such conflict, which the Company believes is limited to cybersecurity and has revised the disclosure in its cybersecurity risk factors, the risk of potential cyberattacks related to the current conflict and the actions taken to mitigate the ongoing risk of cyberattacks.

"We and the General Partner are involved in material litigation arising from the operations of the Partnership … ", page 33

10.	To the extent possible, please revise to quantify all costs (i.e. legal fees, advance funds, etc.) incurred to date and expected to be incurred in the near future. Additionally, please revise to discuss the various remedies (i.e. substantial damages, injunctive relief, rescission, disgorgement and other remedies) in greater detail so investors appreciate the discussed risk.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 36 of the Revised Registration Statement to include all costs incurred in the past three fiscal years, the three months ended March 31, 2022, and the Company’s expected legal and indemnification expenses for the year ended December 31, 2022, as well as pages 86–92 to include a discussion of the various remedies sought in each proceeding.

"Expenses related to GPB and Highline are significant ... ", page 36

11.	Please revise to quantify all fees and expenses payable to GPB and Highline so investors can appreciate the extent of these obligations.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 41 and 68 of the Revised Registration Statement to quantify the fees and expenses payable to GPB and Highline.

"There are potential conflicts of interest between GPB and its affiliates and the Partnership that could impact our returns … ", page 37

12.	Please revise to discuss in greater detail any current Interested Transactions so investors can appreciated the discussed risk.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 41 and 78–80 of the Revised Registration Statement to discuss its current Interested Transactions in greater detail.

Securities and Exchange Commission
June 29, 2022

Item 2. Financial Information, page 38

13.	We note your mention on page 13 of monthly recurring revenue in your Healthcare IT portfolio companies. To the extent monthly recurring revenue is a key performance metric, and to the extent that there are other key performance metrics used in evaluating your other portfolio companies or segments, please revise to state as much. Refer to Item 303(b) of Regulation S-K and Release No. 33-10751.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 44 of the Revised Registration Statement to describe its key performance metrics used in evaluating its portfolio companies and segments.

14.	We note that you may experience supply chain disruptions, specifically with respect to solar products, and generally, disruptions in the global supply chain. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 30–32 and 43 of the Revised Registration Statement to discuss known trends and uncertainties resulting from the mitigation efforts taken by the Company. The Company respectfully advises the Staff that its past and current mitigation efforts have not introduced new material risks to its operations.

15.	Please disclose the information required by Item 305 of Regulation S-K. Refer to Item 2 of Form 10.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 63 of the Revised Registration Statement to disclose the information required by Item 305 of Regulation S-K.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Segment Operating Results

Technology-Enabled Services Segment

Comparison of the years ended December 31, 2021 and 2020, page 43

16.	In the second sentence of the section discussing your operating income for the segment, you indicate that operating income decreased in 2021 as compared to the prior year while in the next sentence you discuss factors responsible for an increase in operating income. Please advise or revise as appropriate.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 52 of the Revised Registration Statement to explain that operating income for the Technology-Enabled Services Segment remained the same between the years ended December 31, 2021 and December 31, 2020.

Security Ownership of Management, page 54

17.	Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 64 of the Revised Registration Statement to provide the required information as of June 29, 2022.

Securities and Exchange Commission
June 29, 2022

Highline Management Services Agreement, page 57

18.	Please revise to discuss in greater detail how the operation service provider fee is calculated. In this regard, we note the large variation between 2021 and 2020.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 68 and 78 of the Revised Registration Statement to further discuss in greater detail how the operation service provider fee is calculated and the variation between 2021 and 2020.

Highline Management, Inc. Summary, page 57

19.	Please describe the extent and nature of the role of the Board in overseeing cybersecurity risks, including in connection with the company's supply chain, suppliers, and service providers.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 67 of the Revised Registration Statement to describe the extent and nature of the role of the Board in overseeing cybersecurity risks.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 67

20.	We note your disclosure in this section includes descriptions of transactions for the years ended December 31, 2021, 2020, and 2019. Please revise to also include descriptions of any currently proposed transaction. Please refer to Item 404(a) of Regulation S-K.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 78–80 of the Revised Registration Statement to include descriptions of currently proposed transactions and transactions completed in the three months ended March 31, 2022.

Item 8. Legal Proceedings, page 73

21.	We note the substantial number of legal proceedings disclosed in this section. With respect to each proceeding, please disclose each allegation and quantify or describe, as appropriate, the relief sought. In order to facilitate an understanding of the amount and types of legal proceedings, please consider presenting the information in a tabular format or include a summary section.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 86-92 of the Revised Registration Statement to disclose each allegation and identify the relief sought with respect to each proceeding.

Item 9. For Registrant's Common Equity, Related Stockholder Matters and Issuer purchases of Equity Securities, Page 81

22.	We note your statement that "[t]he Partnership has had more than 2,000 holders of record of Class A Units, and more than 2,000 holders of record of Class A-1 Units, for a few years." Please revise to disclose the date on which you first had more than 2,000 holders of record of Class A Units, and separately, the date on which you first had more than 2,000 holders of record of Class A-1 Units.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 92 of the Revised Registration Statement to include the date on which the Company had more than 2,000 holders of record of Class A Units and the date on which the Company had more than 2,000 holders of record of Class A-1 Units.

Securities and Exchange Commission
June 29, 2022

Item 11. Description of Registrant's Securities to be Registered, page 84

23.	Your Fourth Amended and Restated Agreement of Limited Partnership includes certain defined terms as they related to your Class A Units and Class A-1 Units, including Commissions, Managerial Assistance Fee (we note your cross-reference to Item 7 of this Registration Statement), Placement and Marketing Support Fee, and Selling Fees. Please revise to include a description of such fees as they relate to your Class A Units and Class A-1 Units. Please also revise to discuss the material risks, if any.

Response: In response to the Staff's comment, the Company has revised its disclosure on pages 78 and 95 of the Revised Registration Statement to describe the Managerial Assistance Fee, Placement and Marketing Support Fee and Selling Fees as they relate to the Company's Class A Units and Class A-1 Units.

GPB Holdings II, LP and Subsidiaries Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

24.	Please revise the notes to your financial statements to explain the nature of the costs that have been reflected in cost of goods sold and cost of services in your consolidated statements of operations.

Response: In response to the Staff's comment, the Company has revised its disclosure on page F-18 of the Revised Registration Statement to explain the nature of the costs that have been reflected in cost of goods sold and cost of services in the Company’s consolidated statements of operations.

Notes to Consolidated Financial Statements

1. Organization, Nature of Business and Recent Events

Nature of Business, page F-10

25.	In the last sentence of the first paragraph discussing the nature of your business, you indicate that you have five segments. However, in the discussion which follows, you only discuss three operating segments. Please advise or revise. If you have aggregated certain operating segments into a single reportable segment, please explain why you believe aggregation of the segments is appropriate pursuant to ASC 280-10-50-11.

Response: In response to the Staff's comment, the Company has revised its disclosure on page F-10 of the Revised Registration Statement to reflect the current number of segments.

Note 5. Discontinued Operations and Assets Held for Sale, page F-26

26.	We note that you provide tables to reconcile the assets and liabilities of the Automotive and Physical Therapy segments to the amount of recorded assets and liabilities held for sale, discontinued operations in the Consolidated Balance Sheets as of December 31, 2020. Please revise to include comparable tables as of December 31, 2021 or explain why you do not believe this is required. Refer to the guidance in ASC 360-10-50-3e.

Response: In response to the Staff's comment, the Company respectfully notes that it does not provide a reconciliation of assets and liabilities held for sale, discontinued operations in Note 5 because the sales of these segments were completed in 2021 and the remaining equity method investment in GPB Prime of $57.9 million is disclosed in the second paragraph of the Note as being included in assets held for sale on the balance sheet as of December 31, 2021.

Securities and Exchange Commission
June 29, 2022

12. Goodwill and Intangible Assets, page F-40

27.	Please explain why the net carrying amount of your total intangible assets as of December 31, 2021 in the table at the top of page F-41 is greater than the estimated amortization of intangible assets for the next five years and thereafter in the table on the bottom of page F-41. Please advise or revise.

Response: In response to the Staff's comment, the Company respectfully notes that the total net carrying value of intangible assets in the intangible asset table of $81,790 does not align to the total estimated amortization expense over succeeding years of $80,180 in the amortization table due to indefinitely-lived intangible assets not subject to amortization of approximately $1.6 million that are included in the intangible asset table and identified by footnote (1) to the table thereto.

General

28.	We note your strategic focus on owning and operating portfolio companies on a long-term basis. Please enhance your disclosure to explain how you intend to continue investing in portfolio companies without being subject to the Investment Company Act of 1940 and disclose whether any exemptions or exclusions apply. Include related risk factor disclosure, if applicable.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 39 of the Revised Registration Statement to explain how it intends to continue operating its business without being subject to the Investment Company Act of 1940 and the risks associated therewith.

Securities and Exchange Commission
June 29, 2022

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call or email me at (212) 735-3694 or Michael.Schwartz@skadden.com.

Sincerely,

/s/ Michael J. Schwartz

cc:	Robert Chmiel, Chief Executive Officer

GPB Holdings II, LP